UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AST SpaceMobile, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

00217D100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00217D100

1	NAMES OF REPORTING PERSONS
MAGNETAR FINANCIAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER 0

NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON
WITH:

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

CUSIP No.   00217D100

1	NAMES OF REPORTING PERSONS
MAGNETAR CAPITAL PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER 0

NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON
WITH:

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, PN

CUSIP No.   00217D100

1	NAMES OF REPORTING PERSONS
SUPERNOVA MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER 0

NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON
WITH:

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO

CUSIP No.   00217D100

1	NAMES OF REPORTING PERSONS
ALEC N. LITOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER 0

NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON
WITH:

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

AST SpaceMobile, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

6500 RIVERPLACE BOULEVARD

AUSTIN, TX 78730

Item 2(a)	Name of Person Filing.

This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

i)	Magnetar Financial LLC (“Magnetar Financial”);

ii)	Magnetar Capital Partners LP (Magnetar Capital Partners”);

iii)	Supernova Management LLC (“Supernova Management”); and

iv)	Alec N. Litowitz (“Mr. Litowitz”).

Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b)	Address of Principal Business Office.

The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)	Place of Organization.

i)	Magnetar Financial is a Delaware limited liability company;

ii)	Magnetar Capital Partners is a Delaware limited partnership;

iii)	Supernova Management is a Delaware limited liability company; and

iv)	Mr. Litowitz is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities.

Common Stock

Item 2(e)	CUSIP Number.

00217D100

Item 3	Reporting Person.

(e) [X ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E)

(g) [ X] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G)

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2021, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz held 0 Shares. The Shares held by the Magnetar Funds represent approximately 0.00% of the total number of Shares outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding shares of the Issuer).

Item 4(b)	Percent of Class:

(i) As of December 31, 2021, each of Reporting Persons were deemed to be the beneficial owner constituting approximately 0.00% of the total number of shares outstanding (based upon the information provided by the Issuer in its Form 10-Q filed with the SEC on November 15, 2021, there were approximately 51,729,904 shares of Class A common stock, 51,636,922 shares of Class B common stock, and 78,163,078 shares of Class C common stock outstanding as of September 30, 2021).

Item4(c)	Number of Shares of which such person has:

Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote :	0

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10	Certification.

By signing below the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2022	magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: January 7, 2022	magnetar capital partners LP

By: Supernova Management LLC, its General Partner

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC

Date: January 7, 2022	supernova management llc

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager

Date: January 7, 2022	/s/ Alec N. Litowitz
Alec N. Litowitz